# SUPPLEMENT

### DATED MARCH 6, 2017

TO

### OFFERING CIRCULAR DATED FEBRUARY 17, 2017

RELATING TO

## CFO005, LLC d/b/a Mesa-Marshall #1-2

## $158,000

### 158 UNITS OF MEMBERSHIP INTEREST

## Price $1,000 PER UNIT

MINIMUM ONE (1) UNIT

This Supplement (the "Supplement") amends and supplements information contained in the Offering Circular (the "Offering Circular" of CF0005, LLC (the "Company" or "Company") dated February 17, 2017 relating to the above-referenced offering for the participation in units ("Units") of interest ("Interest" or "Company Interest") in CF0005, LLC, a limited liability company, which has been formed to engage primarily in the business of completing two (2) Wells in northern McCulloch County, Texas (the "Project" or "Wells").

The Offering Circular is hereby supplemented by the following information:

### AMENDMENT

The Company Manager is extending the Application Period for accepting subscriptions from March 10, 2017 to 7 o'clock p.m. Central Time March 31, 2017.

**THIS SUPPLEMENT SHOULD BE PERMANENTLY AFFIXED TO AND MADE PART OF THE OFERING CIRCULAR**

*NHERENT IN AN INVESTMENT IN THE PARTNERSHIP ARE SUBSTANTIAL RISKS, AMONG OTHERS, RELATED TO: SPECULATIVE NATURE OF OIL AND GAS EXPLORATION; SPECULATIVE REVENUES FROM PRODUCTION, IF ANY; INABILITY TO SELL OR TRANSFER UNITS; UNINSURED RISKS; POSSIBLE LOSS OF ENTIRE INVESTMENT; AND POLLUTION HAZARD. SEE "RISK FACTORS." FURTHERMORE, THIS IS A LONG-TERM INVESTMENT AND NOT AN INVESTMENT FOR RESALE.*